SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                  Endesa, S.A.
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                                (NAME OF ISSUER)

 American Depositary Shares, each representing the right to receive one ordinary share, nominal value EUR 1.20 each

                  Ordinary Shares, nominal value EUR 1.20 each
                         (TITLE OF CLASS OF SECURITIES)
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                                   00029274F1
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                                 (CUSIP NUMBER)

                                  Acciona, S.A.
                              Avenida de Europa, 18
                       Empresarial La Moraleja, Alcobendas
                               Madrid, Spain 28108
                         Attention: Jorge Vega-Pinechet
                                 +34 91 663 2850

                                    Copy to:

                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                           Attention: Adam O. Emmerich
                                 (212) 403-1000
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                October 12, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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         This Amendment No. 1 (the "Amendment") amends and supplements the
Statement on Schedule 13D filed on October 5, 2006 (the "Original Schedule 13D", and, as amended, the "Schedule 13D") by Acciona, S.A. ("Acciona") and Finanzas Dos, S.A. ("Finanzas" and together with Acciona, the "Reporting Persons"), with respect to the American Depositary Shares (the "ADSs"), each representing the right to receive one ordinary share, nominal value EUR 1.20 each (a "Share") and Shares, of Endesa, S.A. (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

     ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following supplemental information:

         On October 12, 2006, E.ON AG and E.ON Zwolfte Verwaltungs GmbH (together, "E.ON"), which in February 2006 announced their intent to launch a tender offer for the Issuer, commenced a lawsuit against the Reporting Persons by filing a complaint in the U.S. District Court of the Southern District of New York alleging that the Original Schedule 13D was materially false and misleading. E.ON's complaint is attached as Exhibit 99.1 hereto and incorporated herein by reference. A more detailed description of the complaint and the related proceedings is included in Item 4 below and incorporated in this Item 2 by reference.

         In a Spanish language press release issued on October 16, 2006, Acciona responded to E.ON's complaint stating, "E.ON's attempt to initiate litigation in the United States with respect to this entirely Spanish and European issue demonstrates its inability to achieve its objectives in the markets or courts of Europe and Spain."

         The Reporting Persons believe that plaintiffs' claims are without merit and intend to contest them vigorously.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated as follows:

         On September 25, 2006, Finanzas, a wholly owned subsidiary of Acciona, purchased, through Banco Santander Central Hispano, S.A. ("Banco Santander") as broker, using the services of a number of other financial institutions, including Bear Stearns, 105,875,211 Shares, which constitute 10% of the outstanding Shares, for EUR 3.388 billion (or EUR 32.00 per Share).

         The EUR 3.388 billion investment was financed by Banco Santander through a bridge facility to Finanzas, which was guaranteed by Acciona. The bridge facility consists of a loan, due no later than February 28, 2007, with an interest rate of EURIBOR plus 25 basis points per annum. An English translation of this bridge facility is attached hereto as Exhibit 10.1 and incorporated herein by reference. Banco Santander has also committed to provide bridge financing on similar terms for the acquisition of up to an additional 10% of the outstanding Shares. An English translation of this bridge commitment is attached hereto as Exhibit 10.2 and incorporated herein by reference.

         Banco Santander has further committed to partially refinance the bridge facilities with senior term loans and senior revolving loan facilities (the "Long-Term Financing") having a final maturity of six years. The Long-Term Financing commitment requires Finanzas to be funded with EUR 656 million of capital and subordinated loans, and requires Acciona to commit (the "Coverage Ratio Commitment") to make additional subordinated loans to Finanzas of up to EUR 435 million as needed to pay down the revolving loan facility so as to maintain a 115% coverage ratio of the market value of the Shares held by Finanzas to the outstanding balance of the Long-Term Financing loans. Acciona is not required to guarantee the Long-Term Financing. The Shares held by Finanzas, Finanzas' own shares, Finanzas' bank


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accounts and Finanzas' rights under the Coverage Ratio Commitment will be pledged to the lenders to secure Finanzas' obligations under the Long-Term Financing. The interest rate payable by Finanzas for the largest term loan tranche is initially EURIBOR plus 60 basis points per annum and increases over the term of the loan to EURIBOR plus 90 basis points per annum; the interest rate for the revolving loans is EURIBOR plus 50 basis points per annum.

         Banco Santander has also provided a commitment to Acciona to finance Acciona's capital contributions and subordinated loans to Finanzas (including the subordinated loans required by the Coverage Ratio Commitment) contemplated by the Long-Term Financing with a senior term loan and a senior revolving loan facility as recourse financing having a final maturity of six years (the "Acciona Financing"). Loans under the Acciona Financing would bear interest at EURIBOR plus 50 basis points per annum. The definitive documentation with respect to the Long-Term Financing and the Acciona Financing has not yet been completed. Banco Santander's commitment with respect to the Long-Term Financing and the Acciona Financing is subject to customary conditions including the completion of definitive documentation and the absence of a material adverse change with respect to Acciona and Finanzas. An English translation of the commitment letter from Banco Santander and the term sheets describing the Long-Term Financing and the Acciona Financing are attached hereto as Exhibit
10.3 and incorporated herein by reference.

     ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         Acciona, through Finanzas, acquired the Shares for investment purposes as part of its strategic interest in the energy sector. The Reporting Persons believe that their investment in the Issuer represents a unique opportunity to invest in excellent energy assets in a leading company. The Reporting Persons' investment in the Issuer fits within Acciona's ongoing strategy to become a key player in the renewable energy sector generally and, in particular, in the power sector, which Acciona believes has significant growth potential in coming years, particularly in Spain due to increasing demand and rising prices.

         According to a recent International Energy Agency Report, world primary energy demand is expected to grow by 60% by 2030. The global power sector will need 4,800 gigawatts of new generation capacity to be installed by 2030, which represents more than $9 trillion of investment. The Reporting Persons believe that the Spanish power sector is particularly well poised for growth, that electricity demand in Spain is expected to grow on a compound annual growth basis of more than 4% until 2010, and that prices are expected to increase between 3% and 6% on a compound annual growth basis from 2006 to 2010. The Reporting Persons view the Issuer as a global leader in the electricity sector, having one of the most efficient generation portfolios in the sector, a world diversified generation mix, positive cash flow generation in all businesses, a strong commitment to value creation and shareholder return, and an attractive business plan.

         On September 5, 2005, Gas Natural SDG, S.A. ("Gas Natural"), the largest supplier of natural gas in Spain, announced its intention to commence a tender offer for the Issuer. On February 21, 2006, E.ON announced its intention to launch a EUR 27.50 per share, all cash tender offer for the Issuer. On October 6, 2006, E.ON increased its proposed tender offer from EUR 25.405 per share (the original EUR 27.50 per share reduced to adjust for a EUR 2.095 dividend paid by the Issuer since E.ON's previous bid announcement) to EUR 35.00 per share. The Reporting Persons believe that the Shares are a valuable investment and that the current time is a particularly propitious one in which to be a significant shareholder of the Issuer. Additional information about the Reporting Persons' investment in the Issuer has been made publicly available by Acciona in the context of its normal and ongoing communications with its own shareholders and investors, and is available on the internet at http://www.acciona.es/secciones/0002040308/Es/Acciona_presentation.pdf.


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         The Reporting Persons continue to evaluate their options with respect to the proposed E.ON tender offer and may or may not choose to tender Shares or ADSs held by them in such offer. The Reporting Persons have had discussions with the Issuer and with E.ON regarding E.ON's proposed tender offer and the Issuer and may continue to discuss this and other matters with such persons.

         The Reporting Persons presently intend to become a key shareholder of the Issuer. To this end, assuming they continue to hold or acquire sufficient Shares or ADSs, and subject to compliance with regulatory, legal and other requirements, the Reporting Persons presently intend to seek to take an active role with respect to the management and operations of the Issuer, and may seek representation on the Issuer's board of directors and/or management team. Of course, there can be no assurance that the Reporting Persons will be able to achieve any of these objectives and the Reporting Persons may change their plans at any time based on their continuing evaluation of their options with respect to the Issuer and the Shares and ADSs and changing circumstances more broadly.

         Due to provisions of Spanish corporate law providing for proportional representation for shareholder nominees on boards of directors, and assuming that the Issuer has 13 seats on its Board of Directors (as is currently the case), a shareholder of the Issuer holding 7.692% of the outstanding Shares would be entitled to appoint a director to the Issuer's board of directors when there exists a vacancy on the board, which would be expected to occur no earlier than the Issuer's ordinary shareholders meeting within the first six months of 2007. If they continue to hold a sufficient percentage of the outstanding Shares, the Reporting Persons may choose to avail themselves of these procedures, which would entitle them to nominate and elect one director at their current holding of 10%, two directors if their holdings reach 15.384%, or three directors if their holdings reach 23.076%. Outside of the context of this right to appoint directors, however, the Issuer's organizational documents provide that no shareholder of the Issuer may vote over 10% of the Shares regardless of its level of ownership. Therefore, unless this provision in the Issuer's organizational documents is repealed or amended, the Reporting Persons will be prohibited from voting more than 10% of the outstanding Shares, on any merger or otherwise, outside of the context of appointing directors pursuant to the proportional representation rights referred to above. The Reporting Persons have no present plans or proposals regarding the elimination or amendment of this provision of the Issuer's organizational documents; they may in the future seek or support such elimination or amendment (whether to decrease or increase the current 10% limitation) depending on their view of their best interests and other factors in light of marketplace, industry and other conditions. Similarly, the Reporting Persons have no present plans or proposals regarding the provisions in the Issuer's organizational documents regulating the composition of and eligibility of persons to serve on the Issuer's board; they may in the future seek or support changes in such provisions depending on their view of their best interests and other factors in light of marketplace, industry and other conditions.

         The Reporting Persons expect to acquire additional Shares and/or ADSs, in open market, privately negotiated or other purchases, up to a percentage that does not require the formulation of a mandatory offer under current Spanish law (that is, up to 25%). There is currently legislation pending in Spain that would increase to 30% the level of ownership permitted without the formulation of a mandatory offer. If such legislation comes into effect, the Reporting Persons may acquire additional Shares or ADSs, in open market, privately negotiated or other purchases, up to 30%. There can be no assurance as to whether the Reporting Persons would or would not effect any acquisitions of any additional Shares or ADSs, and the Reporting Persons' attitudes toward any such acquisitions would be subject to the factors described in the following paragraph. As described under Item 3 above, Acciona, through its wholly owned subsidiary Finanzas, has binding commitments of financing for the acquisition of up to an additional 10% of the capital stock of the Issuer. Additionally, as described under Item 6 below, Finanzas has entered into a number of total-return swap agreements (the "Total Return Swaps") with Banco Santander, relating to a total of 9.63% of the outstanding Shares. Any increase in the Reporting Persons' ownership in the Issuer is subject to obtaining prior approval of the Comision Nacional de la Energia (the "CNE"), which under the laws of Spain is required to approve acquisitions of


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over 10% of the securities of energy providers such as the Issuer. The Reporting
Persons have sought such authorization, with respect to which they expect a response shortly.

         The Reporting Persons will evaluate the Issuer and their holdings in the Issuer on a continuing basis. Whether the Reporting Persons make any proposals related to the Issuer or the Shares or ADSs or purchase any additional Shares or ADSs or dispose of any Shares or ADSs, and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including the Issuer's and the Reporting Persons' respective businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, the attitudes and actions of the board of directors and management of the Issuer and of other investors in and potential investors in and purchasers of the Issuer, the availability of Shares or ADSs for purchase at particular price levels, and the availability and nature of opportunities to dispose of the Reporting Persons' interest in the Issuer to realize trading profits or minimize trading losses. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions and reserve the right to, among other things, (a) hold their investments in the Issuer; (b) dispose of some or all of the ADSs or Shares held by the Reporting Persons or acquire additional ADSs or Shares from third parties (by means of open market, privately negotiated or other transactions, for cash or for other consideration); (c) seek to acquire or influence control of the Issuer, the means of which may include Issuer board representation; (d) seek to enter into business relations or transactions with the Issuer; (e) engage in short selling of, swap agreements with respect to or any hedging or similar transaction with respect to the Shares or ADSs; (f) enter into contracts, arrangements, understandings or relationships with other investors in and potential purchasers of the Issuer; or (g) take any other action similar or in addition to those listed above or as further described below in this Item.

         Items 5 and 6 below are hereby incorporated in this Item 4 by reference. Except as otherwise disclosed in those items or in this Item 4, the Reporting Persons do not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of the Issuer's securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as disclosed above, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of Shares referred to herein, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the issuer, E.ON or other third parties regarding such matters. The Reporting Persons may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

         As mentioned under Item 2 above, on October 12, 2006, E.ON, which in February 2006 announced its intent to launch a tender offer for the Issuer, filed a complaint in the U.S. District Court of the Southern District of New York against the Reporting Persons alleging that the Original Schedule 13D was materially false and misleading. E.ON's complaint is attached as Exhibit 99.1 hereto and incorporated herein by reference. The complaint alleges, among other things:

         1. that the Original Schedule 13D falsely states that Acciona is the beneficial owner of securities constituting 10% of the outstanding ordinary shares of the Issuer, when, in fact, as a result of its derivative arrangements with Banco Santander, Acciona is the beneficial owner of up to at least another 5% of additional Issuer shares or ADSs, for a total of at least 15% of the Issuer's equity;

         2. that the Original Schedule 13D falsely states that Acciona does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, when, in fact, Acciona's derivative contracts with Banco Santander relate to the Issuer's securities and constitute such contracts, arrangements, understandings or relationships, and that the Original Schedule 13D misleadingly omits any


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            mention of alleged contracts, arrangements, or understandings between Acciona and other persons (such as Gas Natural, Gas Natural's shareholders or Bear Stearns) to purchase Issuer securities in order to block E.ON's offer;

         3. that the Original Schedule 13D falsely states that Acciona's purchase of Issuer stock was only for investment purposes and expressly disclaims any plans or proposals relating to an extraordinary corporate transaction involving the Issuer, when, in fact, Acciona bought Issuer stock for the express strategic purpose of blocking E.ON's acquisition;

         4. that the Original Schedule 13D falsely disclaims any plans or proposals relating to changes in the present board of directors or management of the Issuer, when, in fact, Acciona intends to use its interest in the Issuer to attempt to influence the selection of the Issuer's directors and officers of its choosing and is already in discussions with the Issuer's management; and

         5. that the Original Schedule 13D falsely states that Acciona's purchase of the Issuer's securities was financed by Banco Santander and that Acciona has secured financing to acquire up to 20% of the issued and outstanding Issuer's shares, when, in fact, Acciona has failed to disclose a sufficient description of the transaction, as
            Section 13(d) requires. Additionally, the complaint alleges, Banco Santander has provided extremely generous financing terms, the details of which would indicate to investors the extent to which Acciona's purchases are backed by third parties in Spain in an effort to keep the Issuer under Spanish ownership.

         The complaint seeks relief in the form of (1) a declaration that the Original Schedule 13D violates Section 13(d) of the Act; (2) an order requiring that Acciona and Finanzas, their officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them: (a) correct by public means their material misstatements and omissions, including by filing with the U.S. Securities and Exchange Commission (the "SEC") and sending to the Issuer complete and accurate disclosures required by Section 13(d) of the Act, (b) be enjoined from purchasing or making any arrangement to purchase, such as through a forward contract, any Issuer securities until such time as they have filed with the SEC and sent to the Issuer accurate disclosures required by
Section 13(d) of the Act and the market has had adequate time to digest that new information, (c) rescind the purchase (or arrangement to purchase) of or sell any Issuer securities they acquired (or arranged to acquire) after the October 5, 2006 filing of the Original Schedule 13D and up until such time as they have filed with the SEC and sent to the Issuer accurate disclosures required by
Section 13(d) of the Act and the market has had adequate time to digest that new information, (d) are enjoined from voting any Issuer securities they currently own until such time as they have filed with the SEC and sent to the Issuer accurate disclosures required by Section 13(d) of the Act and the market has had adequate time to digest that new information, and (e) be enjoined from making any additional material misstatements or omissions in connection with Issuer securities; and (3) granting such other and further relief as the Court may deem just and proper.

         On October 13, 2006, plaintiffs filed a motion for a preliminary injunction as well as a motion for expedited scheduling and discovery. Also on October 13, 2006, the parties participated in an initial hearing with the court to discuss the litigation. The court did not order any substantive relief other than discovery of documents in the possession of the parties. The court scheduled a second hearing for October 20, 2006 to consider plaintiffs' motions and schedule further proceedings in connection with plaintiffs' application for a preliminary injunction.

         In a Spanish language press release issued on October 16, 2006, Acciona responded to E.ON's complaint stating, "E.ON's attempt to initiate litigation in the United States with respect to this entirely Spanish and European issue demonstrates its inability to achieve its objectives in the markets or courts of Europe and Spain."

         The Reporting Persons believe that plaintiffs' claims are without merit and intend to contest them vigorously.


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      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         On September 25, 2006, Finanzas, a wholly owned subsidiary of Acciona, purchased, through Banco Santander as broker, using the services of a number of other financial institutions, including Bear Stearns, 105,875,211 Shares, which constitute 10% of the outstanding Shares, for EUR 3.388 billion (or EUR 32.00 per Share). Acciona, through its wholly owned subsidiary, Finanzas, has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares. Other than pursuant to the financing arrangements described in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

         As described under Item 3 above, the Reporting Persons have secured financing that will provide sufficient capital for them to acquire Shares and/or ADSs representing up to an additional 10% of the outstanding Shares (for a total of 20%), and, as described in Item 4 above, the Reporting Persons may acquire Shares and/or ADSs representing up to 25% of the outstanding Shares. Additionally, as described under Item 6 below, Finanzas has entered into the Total Return Swaps with Banco Santander relating to a total of 9.63% of the outstanding Shares. The Total Return Swaps neither give Finanzas or Acciona the right to acquire, dispose of or vote, nor require Banco Santander to hold, any Shares or ADSs.

         On September 29, 2006, Banco Santander disclosed to the Comision Nacional del Mercado de Valores that it owned Shares and/or ADSs representing a total of 5.254% of the outstanding Shares. Since that time, press reports have speculated that Banco Santander has continued to increase its holdings of Shares and ADSs at rate similar to the incremental increases in the number of Shares covered by the Total Return Swaps. While neither party is committed by a legally binding agreement or otherwise with respect to such purchase or sale, following receipt of approval from the CNE, the Reporting Persons expect to have the opportunity to purchase in the market, at a cost reflecting the amounts payable by Finanzas under the Total Return Swaps, a number of Shares equivalent to the number of Shares and ADSs that Banco Santander has accumulated or will accumulate in the future as a hedge in connection with the Total Return Swaps. The Reporting Persons disclaim any beneficial ownership of the Shares and/or ADSs held by Banco Santander or as result of the Total Return Swaps or otherwise.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated as follows:

         In addition to the financing arrangements described under Item 3 above (such description being hereby incorporated in this Item 6 by reference), Finanzas and Banco Santander have entered into a number of Total Return Swaps relating to a total of 101,983,965 Shares or 9.63% of the outstanding Shares. Each Total Return Swap is evidenced by a confirmation under a Master Agreement dated as of September 25, 2006. These agreements are attached hereto as Exhibit
10.4 and are incorporated herein by reference. The trade date of the first Total Return Swap is September 25, 2006, the effective date of such Total Return Swap is September 26, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the "Closing Date" referred to below the market value as of December 29, 2006 (the "Valuation Date") of 39,089,488 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 1,250,863,616.00, which is the number of such shares multiplied by EUR 32.00 per share. The trade and effective date of the second Total Return Swap is September 27, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 13,953,993 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 485,459,416.47, which is the number of such shares multiplied by EUR 34.79 per share. The trade and effective date of the third Total Return Swap is October 3, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the


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Valuation Date of 1,363,592 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 45,803,055.28, which is the number of such shares multiplied by EUR 33.59 per share. The trade and effective date of the fourth Total Return Swap is October 4, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 5,536,028 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 187,948,150.60, which is the number of such shares multiplied by EUR 33.95 per share. The trade and effective date of the fifth Total Return Swap is October 5, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 8,466,349 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 287,432,548.55, which is the number of such shares multiplied by EUR 33.95 per share. The trade and effective date ofthe sixth Total Return Swap is October 6, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 1,600,000 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 54,240,000.00, which is the number of such shares multiplied by EUR 33.90 per share. The trade and effective date of the seventh Total Return Swap is October 9, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 3,671,735 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 124,655,403.25, which is the number of such shares multiplied by EUR 33.95 per share. The trade and effective date of the eighth Total Return Swap is October 10, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 3,430,824 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 116,442,166.56, which is the number of such shares multiplied by EUR 33.94 per share. The trade and effective date of the ninth Total Return Swap is October 11, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 2,650,000 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 89,914,500.00, which is the number of such shares multiplied by EUR 33.93 per share. The trade and effective date of the tenth Total Return Swap is October 12, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 1,830,435 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 62,198,181.30, which is the number of such shares multiplied by EUR 33.98 per share. The trade and effective date of the eleventh Total Return Swap is October 13, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 8,712,000 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 297,776,160.00, which is the number of such shares multiplied by EUR 34.18 per share. The trade and effective date of the twelfth Total Return Swap is October 16, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 1,064,786 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 36,202,724.00, which is the number of such shares multiplied by EUR 34.00 per share. The trade and effective date of the thirteenth Total Return Swap is October 17, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 2,114,735 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 71,900,990.00, which is the number of such shares multiplied by EUR 34.00 per share. The trade and effective date of the fourteenth Total Return Swap is October 19, 2006 and it (a) entitles Finanzas to receive from Banco Santander on the Closing Date the market value as of the Valuation Date of 7,500,000 of the outstanding Shares and (b) obligates Finanzas to pay to Banco Santander on the Closing Date EUR 258,750,000.00, which is the number of such shares multiplied by EUR 34.50 per share. Until the Closing Date, Finanzas will make monthly payments to Banco Santander equivalent to interest earned at one-month EURIBOR plus 25 basis points on the amounts payable by it on the Closing Date as described above, and Finanzas will receive from Banco Santander any dividends actually paid by the Issuer on the shares covered by the Total Return Swaps. The Closing Date for the Total Return Swaps is the third business day after the Valuation Date, at which point the agreements provide that they will be settled in cash. Acciona has guaranteed the performance of Finanzas'


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obligations under the Total Return Swaps. The Total Return Swaps neither give
Finanzas or Acciona the right to acquire, dispose of or vote, nor require Banco Santander to hold, any Shares or ADSs.

         Other than as described in this Item 6 and Items 3, 4 and 5 above, neither Acciona nor Finanzas has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         10.1 English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.

         10.2 English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.

         10.3 English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets.

         10.4 International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11,
                  2006).*

         99.1 Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwolfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).



-----------------------
* Additional confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006 will be filed by amendment when available. They each will be in the form of the attached confirmations, and will contain the terms set out in Item 6 above.

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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2006

                                          ACCIONA, S.A.

                                          By:      /s/ Jorge Vega-Penichet
                                                   ------------------------
                                          Name:    Jorge Vega-Penichet
                                          Title:   Company Secretary



                                          FINANZAS DOS, S.A.

                                          By:      /s/ Vicente Santamaria de
                                                       Paredes Castillo
                                                   ------------------------
                                          Name:    Vicente Santamaria de Paredes
                                                   Castillo
                                          Title:   Company Secretary





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